SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 49)

LSB INDUSTRIES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.10

(Title of Class of Securities)

5021600-10-4

(CUSIP Number)

Jack E. Golsen 16 South Pennsylvania Oklahoma City, Oklahoma 73107 (405) 235-4546	with copies to: Irwin H. Steinhorn, Esq. Conner & Winters, LLP 211 N. Robinson Ave., Suite 1700 Oklahoma City, Oklahoma 73102 (405) 272-5711

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 14, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of his Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g) Rule 13d-1(b)(3) or (4), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 14 Pages

(1)	Names of Reporting Persons I.R.S. Identification No. of above Persons (entities only) Jack E. Golsen
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) Not applicable
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 4,000
	(8)	Shared Voting Power 3,191,770
	(9)	Sole Dispositive Power 4,000
	(10)	Shared Dispositive Power 3,195,770
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,195,770
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
(13)	Percent of Class Represented by Amount in Row (11) 13.1% (1)
(14)	Type of Reporting Person (See Instructions) IN

(1)	Calculated based on 24,388,026 shares of Common Stock outstanding, which consists of (i) 23,471,360 shares of Common Stock outstanding as of February 19, 2016, as reported in LSB Industries, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2015, (ii) 666,666 shares of Common Stock issuable upon conversion of Series B Preferred Stock deemed to be beneficially owned by the Reporting Person, and (iii) 250,000 shares of Common Stock issuable upon conversion of Series D Preferred Stock deemed to be beneficially owned by the Reporting Person.

Page 2 of 14 Pages

(1)	Names of Reporting Persons I.R.S. Identification No. of above Persons (entities only) Barry H. Golsen
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) Not applicable
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 2,744
	(8)	Shared Voting Power 2,703,010
	(9)	Sole Dispositive Power 2,744
	(10)	Shared Dispositive Power 2,703,010
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,705,754
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
(13)	Percent of Class Represented by Amount in Row (11) 11.2%(1)
(14)	Type of Reporting Person (See Instructions) IN

(1)	Calculated based on 24,254,693 shares of Common Stock outstanding, which consists of (i) 23,471,360 shares of Common Stock outstanding as of February 19, 2016, as reported in LSB Industries, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2015, (ii) 533,333 shares of Common Stock issuable upon conversion of Series B Preferred Stock deemed to be beneficially owned by the Reporting Person, and (iii) 250,000 shares of Common Stock issuable upon conversion of Series D Preferred Stock deemed to be beneficially owned by the Reporting Person.

Page 3 of 14 Pages

(1)	Names of Reporting Persons I.R.S. Identification No. of above Persons (entities only) Steven J. Golsen
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) Not applicable
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 243,493
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 243,493
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 243,493
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 1.0%(1)
(14)	Type of Reporting Person (See Instructions) IN

(1)	Calculated based on 23,471,360 shares of Common Stock outstanding as of February 19, 2016, as reported in LSB Industries, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2015.

Page 4 of 14 Pages

(1)	Names of Reporting Persons I.R.S. Identification No. of above Persons (entities only) Linda F. Rappaport
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) Not applicable
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 44,578
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 44,578
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 44,578
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
(13)	Percent of Class Represented by Amount in Row (11) 0.2%(1)
(14)	Type of Reporting Person (See Instructions) IN

(1)	Calculated based on 23,471,360 shares of Common Stock outstanding as of February 19, 2016, as reported in LSB Industries, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2015.

Page 5 of 14 Pages

(1)	Names of Reporting Persons I.R.S. Identification No. of above Persons (entities only) Golsen Family, L.L.C. 20-8234753
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) Not applicable
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Oklahoma
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power —
	(8)	Shared Voting Power 148,725
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 148,725
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 148,725
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.7% (1)
(14)	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 23,471,360 shares of Common Stock outstanding as of February 19, 2016, as reported in LSB Industries, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2015.

Page 6 of 14 Pages

(1)	Names of Reporting Persons I.R.S. Identification No. of above Persons (entities only) SBL, L.L.C. 73-1015226
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) Not applicable
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Oklahoma
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,413,287
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 2,413,287
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,413,287
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 10.0%(1)
(14)	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 24,254,693 shares of Common Stock outstanding, which consists of (i) 23,471,360 shares of Common Stock outstanding as of February 19, 2016, as reported in LSB Industries, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2015, (ii) 533,333 shares of Common Stock issuable upon conversion of Series B Preferred Stock deemed to be beneficially owned by the Reporting Person, and (iii) 250,000 shares of Common Stock issuable upon conversion of Series D Preferred Stock deemed to be beneficially owned by the Reporting Person.

Page 7 of 14 Pages

(1)	Names of Reporting Persons I.R.S. Identification No. of above Persons (entities only) Golsen Petroleum Corporation
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) Not applicable
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Oklahoma
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 417,288
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 417,288
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 417,288
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 1.8%(1)
(14)	Type of Reporting Person (See Instructions) CO

(2)	Calculated based on 23,604,693 shares of Common Stock outstanding, which consists of (i) 23,471,360 shares of Common Stock outstanding as of February 19, 2016, as reported in LSB Industries, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2015, and (ii) 133,333 shares of Common Stock issuable upon conversion of Series B Preferred Stock deemed to be beneficially owned by the Reporting Person.

Page 8 of 14 Pages

Introduction

This statement constitutes Amendment No. 49 to the Schedule 13D dated October 7, 1985, as amended previously (the “Schedule 13D”), relating to the common stock, par value $.10 a share (“Common Stock”) of LSB Industries, Inc. (the “Company”). All terms not otherwise defined herein shall have the meanings ascribed in the Schedule 13D.

This Amendment 49 is being filed jointly by Jack E. Golsen (“J. Golsen”), Barry H. Golsen (“B. Golsen”), Steven J. Golsen (“S. Golsen”), Linda F. Rappaport (“L. Rappaport”). Golsen Family, L.L.C., an Oklahoma limited liability company (“GFLLC”), SBL, L.L.C., an Oklahoma limited liability company (“SBL”), and Golsen Petroleum Corporation, an Oklahoma corporation (“GPC”)(each, a “Reporting Person” or a “Golsen Holder,” and, collectively, the “Reporting Persons” or the “Golsen Holders”), who report as a “group” (the “Golsen Group”) within the meaning of Rule 13d-5(b)(1) under the Exchange Act, pursuant to a Joint Filing Statement dated September 20, 2007, filed as Exhibit 99.1 to Amendment No. 34 of the Schedule 13D, and a Joint Filing Statement dated December 29, 2008 and filed as Exhibit 99.2 to Amendment No. 38 of the Schedule 13D.

B Golsen, S. Golsen, and L. Rappaport are the children of J. Golsen (collectively, the “Golsen Family”). All of the membership interests in GFLLC are owned by members of the Golsen Family or trusts controlled by a member of the Golsen Group. J. Golsen is the sole manager of GFLLC. All of the outstanding units of SBL are owned by GFLLC, B. Golsen, S. Golsen and L. Rappaport. J. Golsen and B. Golsen are the sole managers of SBL and the sole members of the Board of Directors and the officers of GPC.

This Amendment 49 is being filed to disclose the pledging by SBL of additional shares of Common Stock owned by SBL as described in Item 6 of this Amendment No. 49.

Item 1.	Security and Issuer.

Item 1 of this Schedule 13D is unchanged.

Item 2.	Identity and Background.

Item 2 of this Schedule 13D is unchanged.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is not applicable.

Page 9 of 14 Pages

Item 4.	Purpose of Transaction.

(d)	The information set forth in the Explanatory Note and Item 6 hereof is hereby incorporated by reference.

Item 5.	Interest in Securities of the Issuer.

(a),(b)	The table below sets forth the following information relating to the shares of Common Stock beneficially owned by each member of the reporting group, as of the filing date of this Amendment No. 49:

(i) the number of shares the member has sole power to vote or direct the voting and sole power to dispose or to direct the disposition; (ii) the number of shares the member has shared power to vote or direct the voting and shared power to dispose or to direct the disposition; (iii) the number of shares owned beneficially by the member; and (iv) the percentage of outstanding Common Stock owned beneficially by the member.

Person	Sole Voting and Dispositive Power		Shared Voting and Dispositive Power		Aggregate Amount		Percent(8)

Jack E. Golsen	4,000	(1)	3,191,770	(1)	3,195,770	(1)	13.1	%(1) (8)

Barry H. Golsen	2,744	(2)	2,703,010	(2)	2,705,754	(2)	11.2	%(2) (8)

Steven J. Golsen	0		243,493	(3)	243,493	(3)	1.0	%(3) (8)

Linda F. Rappaport	0		44,578	(4)	44,578	(4)	0.2	%(4) (8)

Golsen Family, L.L.C.	0		148,725	(5)	148,725	(5)	0.7	%(5) (8)

SBL, L.L.C.	0		2,413,287	(6)	2,413,287	(6)	10.0	%(6) (8)

Golsen Petroleum Corporation	0		417,288	(7)	417,288	(7)	1.8	%(7) (8)

(1)	The amount shown with respect to J. Golsen is comprised of the following shares of Common Stock:

(a)	4,000 shares owned directly by J. Golsen;

(b)	15,392 shares owned directly by Golsen Family, L.L.C. (“GFLLC”) and 133,333 shares issuable upon conversion of 4,000 shares of Series B Preferred Stock owned directly by GFLLC, over which J. Golsen, as the sole manager of GFLLC, shares voting and investment power with GFLLC;

Page 10 of 14 Pages

(c)	1,345,999 shares owned directly by SBL, L.L.C. (“SBL”), 250,000 shares issuable upon conversion of 1,000,000 shares of Series D Preferred Stock owned directly by SBL, and 400,000 shares issuable upon conversion of 12,000 shares of Series B Preferred Stock owned directly by SBL. J. Golsen and B. Golsen are co-managers of SBL, and share voting and investment power over the shares of Common Stock held of record by SBL;

(d)	283,955 shares owned directly by Golsen Petroleum Corporation (“GPC”) and 133,333 shares issuable upon conversion of 4,000 shares of Series B Preferred Stock owned directly by GPC, a wholly owned subsidiary of SBL. J. Golsen and B. Golsen are the officers and directors of GPC, and share voting and investment power over the shares of Common Stock held of record by GPC;

(e)	218,320 shares owned by three separate irrevocable trusts for the respective benefit of B. Golsen, S. Golsen and L. Rappaport, for each of which J. Golsen as sole trustee is deemed to hold shared voting and investment power with the trust;

(f)	350,984 shares owned by 17 separate trusts for the benefit of the grandchildren and great grandchildren of J. Golsen, of which J. Golsen as the sole trustee is deemed to hold shared voting and investment power with the trusts over the Common Stock held in the trusts;

(g)	44,578 shares owned by Linda F. Rappaport directly or as trustee of her revocable trust, over which J. Golsen shares with L. Rappaport the voting and investment power with respect to such shares; and

(h)	15,876 shares owned by Sylvia H. Golsen’s Trust over which J. Golsen as the sole trustee is deemed to hold shared voting and investment power with the trust over the Common Stock held in the trust.

(2)	The amount shown with respect to B. Golsen is comprised of the following shares of Common Stock:

(a)	2,744 shares owned directly by B. Golsen;

(b)	289,723 shares owned directly by the Barry H. Golsen 2012 LSB Trust, for which B. Golsen as sole trustee is deemed to share voting and investment power over the shares owned by the trust.

(c)	1,345,999 shares owned directly by SBL, 250,000 shares issuable upon conversion of 1,000,000 shares of Series D Preferred Stock owned directly by SBL, and 400,000 shares issuable upon conversion of 12,000 shares of Series B Preferred Stock owned directly by SBL. J. Golsen and B. Golsen are co-managers of SBL, and share voting and investment power over the shares of Common Stock held of record by SBL;

(d)	283,955 shares owned directly by GPC and 133,333 shares issuable upon conversion of 4,000 shares of Series B Preferred Stock owned directly by GPC. J. Golsen and B. Golsen are the officers and directors of GPC, and share voting and investment power over the shares of Common Stock held of record by GPC;

Page 11 of 14 Pages

The amount shown does not include 533 shares owned directly by Gay Golsen, B. Golsen’s wife, over which B. Golsen disclaims beneficial ownership.

(3)	The amount shown with respect to S. Golsen is comprised of 243,493 shares owned directly by two trusts for which S. Golsen as sole trustee is deemed to share voting and investment power over the shares owned by the trusts.

(4)	The amount shown with respect to L. Rappaport is comprised of 30,000 shares of Common Stock held directly by L. Rappaport and 14,578 shares held indirectly through her revocable trust, of which she is sole trustee, but over which 44,578 shares J. Golsen shares voting and investment power with L. Rappaport.

The amount shown does not include 51,433 shares that L. Rappaport’s spouse owns, over which L. Rappaport disclaims beneficial ownership.

(5)	Includes 15,392 shares owned directly by GFLLC and 133,333 shares issuable upon conversion of 4,000 shares of Series B Preferred Stock owned directly by GFLLC, over which J. Golsen, as the sole manager of GFLLC, shares voting and investment power with GFLLC.

(6)	Includes (a) 1,345,999 shares of Common Stock owned directly by SBL, (b) 250,000 shares of Common Stock issuable upon conversion of 1,000,000 shares of Series D Preferred Stock owned by SBL, (c) 400,000 shares of Common Stock issuable upon conversion of 12,000 shares of Series B Preferred Stock owned by SBL, and (d) 417,288 shares of Common Stock owned of record by GPC, a wholly owned subsidiary of SBL (as set forth in footnote 7, below). J. Golsen and B. Golsen serve as co-managers of SBL and, as a result, share voting and investment power of the shares of Common Stock beneficially owned by SBL All of such shares are also included in the shares of Common Stock shown as beneficially owned by J. Golsen and B. Golsen in the table above and in footnotes 1 and 2.

(7)	Includes 283,955 shares of Common Stock owned directly by GPC and 133,333 shares of Common Stock issuable upon conversion of 4,000 shares of Series B Preferred Stock owned by GPC. All of such shares are included in the shares of Common Stock shown in the table above as beneficially owned by J. Golsen, as described in footnote 1(d), and by SBL as the sole shareholder of GPC, as described in footnote 6.

(8)	The percentage ownership of each reporting person is based on 23,471,360 shares of Common Stock outstanding as of February 19, 2016, as reported on the Company’s Annual Report on Form 10-K for the year ended December 31, 2015. Shares of Common Stock not outstanding, but which may be acquired by a reporting person during the next 60 days under options, warrants, rights or conversion privileges, are considered to be outstanding only for the purpose of computing the percentage of the class for such reporting person, but are not deemed to be outstanding for the purpose of computing the percentage of the class by any other person.

Page 12 of 14 Pages

The filing of the Schedule 13D by the Reporting Persons, as amended by this Amendment No. 49, is not an admission that any Reporting Person, for purposes of Section 13(d) of the Act, is the beneficial owner of any shares of Common Stock included in this Schedule 13D in which such Reporting Person does not have any ownership and economic interest.

(c)	During the last 60 days, there have been no transactions in the Common Stock by any of the Reporting Persons., except as otherwise disclosed under Item 6 of this Amendment No. 49.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Agreements, Underwritings or Relationships With Respect to Securities of the Issuer.

On or about April 14, 2016, SBL pledged an additional 420,000 Shares of the Issuer owned by SBL to a commercial bank or banks in connection with SBL’s guarantee of certain revolving credit facilities provided to GFLLC and others in order for the borrowers to comply with certain borrowing requirements under such credit facilities.

Item 7.	Materials to be Filed as Exhibits.

Item 7 of this Schedule 13D is unchanged.

Page 13 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: April 20, 2016.

/s/ Jack E. Golsen	*

JACK E. GOLSEN

/s/ Jack E. Golsen	*

BARRY H. GOLSEN

/s/ Jack E. Golsen	*

STEVEN J. GOLSEN

/s/ Jack E. Golsen	*

LINDA F. RAPPAPORT

* Executed by Jack E. Golsen pursuant to Power of Attorney

GOLSEN FAMILY, L.L.C.

By:	/s/ Jack E. Golsen
Jack E. Golsen, Manager

SBL, L.L.C.

By:	/s/ Jack E. Golsen
Jack E. Golsen, Manager

GOLSEN PETROLEUM CORPORATION

By:	/s/ Jack E. Golsen
Jack E. Golsen, President

Page 14 of 14 Pages